100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

February 26, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Equity Trust

File Nos. 002-16590 and 811-00945

Post-Effective Amendment No.114

Dear Ms. Dubey:

Thank you for your telephonic comments on January 25, 2018 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Equity Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2017. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on March 6, 2018.

Comment 1.          Page 1, Footnote (c). Please confirm that the date through which the expense limitation arrangements will be in effect is at least one year from the effective date of the amendment to the Registration Statement. If this is not the case, please remove the description of the expense limitation arrangements.

Response 1.             We hereby confirm that the date through which the expense limitation arrangements will be in effect will be at least one year from the effective date of the amendment to the Registration Statement.

Comment 2.          Page 2, Principal Investment Strategies. Please add disclosure describing how the fund’s strategies reflect “core” strategies as used in the fund’s name.

Response 2.             We believe the term “core” to be widely used and understood by mutual fund investors to be a blend of growth and value investing and therefore not to warrant further definition. Further, since the term is descriptive of an investment style rather than a type of security, it does not fall under Rule 35d-1 (the “Fund Names Rule”). We have therefore made no changes in response to this comment.

Comment 3.          Page 2, Principal Investment Strategies. Please disclose in Plain English what is meant by the statement that the fund seeks “to provide the risk characteristics of the less volatile large capitalization S&P 500® Index.”

Response 3.             We have revised the referenced statement to read: “…while seeking to incur less risk than the small and mid-cap markets.”

Securities distributed by VP Distributors, LLC

Comment 4.          Page 2, Principal Investment Strategies. Regarding the statement that the fund may invest in foreign securities and ADRs, if the fund will invest in emerging markets as a principal strategy, please add appropriate disclosure, including risk disclosure.

Response 4.             The fund is not expected to invest in emerging markets as a principal strategy; therefore, we have made no changes in response to this comment.

Comment 5.       Page 2, Principal Investment Strategies. Regarding the description of what the subadviser considers small- and medium market capitalization companies to be, please remove the term “generally” as the Staff believes use of this term affords the fund too much flexibility.

Response 5.             We have made the requested revision.

Comment 6.          Page 2, Principal Investment Strategies. In your response letter, please provide the missing market capitalization range. We may have additional comments based on your response.

Response 6.             As of December 31, 2017, the total market capitalization range of companies included in the Russell 2500® Index over the past three years was $4.1 million to $32.5 billion.

Comment 7.          Page 2, Principal Risks. Please add a risk factor describing risk of the fund’s growth and value strategy. (Reference is made the description in the first paragraph of the Item 9 disclosure on page 7.)

Response 7.             A “core” investment strategy is a blend of “value” and “growth” investing without favoring one over the other. We don’t believe that there are specific risks of core investing over and above the currently described investment risk and market volatility risk. We have therefore made no changes in response to this comment.

Comment 8.          Page 4, Payments to Broker-Dealers and Other Financial Intermediaries. Please remove the second paragraph regarding Class R6 Shares. This information is not required by Item 8 of Form N-1A and is therefore not permitted. Please either move the referenced disclosure to another location in the prospectus, or add a parenthetical to the first paragraph excluding Class R6 Shares.

Response 8.             We acknowledge that the referenced disclosure does not strictly comply with Item 8; however, we believe that the existing disclosure concerning payments to financial intermediaries and potential conflicts caused thereby does not apply to the circumstances of sales of R6 Shares since no such payments are made. We believe the referenced disclosure provides clarity around the structure of Class R6 Shares that was perhaps not anticipated as necessary at the last update of Form N-1A when these types of share classes did not yet exist in the market, but due to current markets and class structures provides important information to potential investors and intermediaries. We considered your suggestion to add exclusion language to the first paragraph using a parenthetical, but found that solution to be awkward and it did not provide the level of clarity we believe is provided by the referenced paragraph. We have therefore made no changes in response to this comment.

Comment 9.       Page 7, Principal Investment Strategies, second paragraph, second sentence. Please add disclosure to clarify what is meant by “high quality.”

Response 9.             We have revised the referenced sentence to read: “The subadviser uses a strategy emphasizing high quality companies, which the subadviser believes to be those that display consistent growth, high profitability, low debt, and rising cash flows.” We believe this revision more clearly states what the subadviser believes to be high quality companies.

2

Comment 10.            Page 12, Risks Associated with Additional Investment Techniques and Fund Operations. The Staff notes the inclusion of “Foreign Investing” risk. If investing in foreign securities is a principal risk of the fund, this disclosure should appear in the section “More Information About Risks Related to Principal Investment Strategies.”

Response 10.         We have removed the description of “Foreign Investing” risk from this section and it will correctly appear only in the section “More Information About Risks Related to Principal Investment Strategies.”

Comment 11.      Page 17, Sales Charges, Class A Shares. Regarding the statement that a CDSC may be imposed on certain redemptions within 18 months of a finder’s fee being paid, please identify those redemptions on which a CDSC would have to be paid. (Reference is made to Item 12(a)(2) of Form N-1A.)

Response 11.         We have revised the language to state that the CDSC may be imposed on “certain redemptions of shares within 18 months of a finder’s fee being paid on such shares.” (Revisions shown in italics.) The purpose of our use of the term “certain” is to allow exclusions, such as redemptions of shares on which a finder’s fee has been paid but the redeemed shares have aged past the 18 months, and shares received as dividends and/or capital gains, on which redemptions a CDSC would not be applied.

Comment 12.      Page 19, Sales Charges, Sales at Net Asset Value. Regarding the description of certain types of accounts or account holders that may purchase Class A Shares at NAV without an initial sales charge, please delete the phrase “but not limited to” and add disclosure as necessary. (Reference is made to Item 12(a) (2), of Form N-1A which requires a complete description of all variations, except as permitted by Items 17(d) and 23( b).)

Response 12.         We have made the requested revisions.

Comment 13.      Page 20, Sales Charges, Compensation to Dealers, first paragraph below the table, second sentence. Please confirm in your response letter that the reference to “additional commissions or fees” is not a reference to sales charges, but to other types of fees.

Response 13.         We hereby confirm that the referenced disclosure is not a reference to sales charges, but to other types of fees.

Comment 14.      Page 27, Things You Should Know When Selling Shares, Payment of Redemption Proceeds In Kind. Please refer to page 294 of the Liquidity Rule Adopting Release. Please consider adding more detailed disclosure regarding redemptions in kind, such as whether a shareholder would receive a pro rata slice of assets, a representative basket or individual securities.

Response 14.         We have reviewed the reference adopting release. In light of how infrequently redemptions in kind actually occur, we believe our current disclosure to be adequate and have made no changes in response this comment.

3

Comment 15.      Page 27, Account Policies. New Item 11(c)(8) of Form N-1A requires disclosure about what methods the fund typically expects to use to meet redemption requests and whether such methods are used regularly or only during times of market stress. Sources could include cash on hand, proceeds from the sale of securities or a redemption facility. Also, Item 11(c)(7) requires disclosure of the number of the days the fund will take to pay out redemption proceeds and whether the timing depends on the method used for source of funds. Please update your disclosure to comply with these new items.

Response 15.         Requested disclosure appears at the bottom of page 25, and has been revised as follows with new language in italics:

Regardless of the method used by the fund for payment (e.g., check, wire or electronic transfer (ACH)), payment for shares redeemed will normally be sent one business day after the request is received in good order by the transfer agent, or one business day after the trade has settled for trades submitted through the NSCC, but will in any case be made within seven days after tender. The funds expect to meet redemption requests, both under normal circumstances and during period of stressed market conditions, by using cash, by selling portfolio assets to generate cash, or by borrowing funds under a line of credit, subject to availability of capacity in such line of credit. The right to redeem shares may be suspended and payment postponed during periods when the NYSE is closed, other than customary weekend and holiday closings, or if permitted by rules of the SEC, during periods when trading on the NYSE is restricted or during any emergency which makes it impracticable for a fund to dispose of its securities or to determine fairly the value of its net assets or during any other period permitted by order of the SEC for the protection of investors. Furthermore, the Transfer Agent will not mail redemption proceeds until checks received for shares purchased have cleared, which may take up to 15 days or more.

Comment 16.      Page 27, Account Policies. Annual Fee on Small Accounts. Please add the $25 small account fee to the Annual Fund Fees and Expenses table.

Response 16.         Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

Comment 17.      SAI, Page 8, Fund Names and Investment Policies. Regarding the statement that derivatives may be included in a fund’s 80% basket for name rule purposes, please confirm in your response letter that any such derivatives counted for the fund’s 80% basket will be valued based on market value not notional value. (Reference is made to Rule 35d-1.)

Response 17.         We confirm that any derivatives counted for the fund’s 80% basket will be valued at market value not notional value.

Comment 18.      SAI, page 9, Ongoing Arrangements to Disclose Portfolio Holdings. Please confirm that subadvisers listed in the table are receiving non-public holdings only for the funds they subadvise.

Response 18.         Subadvisers listed in the table generally receive non-public holdings only for the funds they subadvise. However, we note that in some circumstances individuals may serve as officers of more than one subadviser and receive non-public holdings for the funds subadvised by each subadviser for which they serve as officers. Further, due to the shared services model employed by Virtus affiliates there may be middle- or back-office assistance provided by employees of one Virtus-affiliated subadviser to another. Each subadviser has policies and procedures in place to address the treatment of non-public information, and the affected employees are subject to appropriate confidentiality obligations with respect to such information.

4

Comment 19.      SAI, page 39, Mortgage Pass-through Securities, fourth paragraph, second sentence. Please note that the Staff does not agree with this position. Instead, all investments, except government securities, need to be counted in an industry for purposes of a fund’s concentration policy.

Response 19.         The referenced language was not intended to indicate that such securities would not be counted in any industry, but instead that they were not considered to be a particular industry or group of industries as a result of their security type. We have clarified the language by moving it to a paragraph away from the discussion of mortgage-backed securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities, while adding disclosure to indicate that the funds will consider the assets underlying such securities when determining the industry of such securities for purposes of the funds’ industry concentration restrictions.

Comment 20.      SAI, page 45, Credit Default Swap Agreements, second paragraph, beginning with third sentence. Please clarify that the description of netting of payments applies to swaps that are purchased, not sold, by the fund. The Staff notes that the first sentence of the paragraph references “when a fund enters into a credit default swap agreement” which could be interpreted as buying or selling, but the Staff believes that when selling, the full notional value must always be segregated.

Response 20.         We believe that the disclosure as written correctly describes the netting of payments, and we note that the paragraph already states, “When the Fund sells protection on an individual credit default swap, upon a credit event, the Fund may be obligated to pay the cash equivalent value of the asset. Therefore, the cover amount will be the notional value of the underlying credit.” Therefore, we have made no changes in response to this comment.

Comment 21.      SAI, page 45, Credit Default Swap Agreements, second paragraph, last sentence. Please note that the Staff disagrees with this statement and takes the position that the fund must segregate the full notional amount. Please reference the First Eagle Flexible Risk Allocation Fund Correspondence filings of March 7, 2014 and March 21, 2014.

Response 21.         We believe that with respect to the CDX that the fund would sell, the amount owed by the fund on a daily mark-to-market basis represents appropriate segregation of assets sufficient to cover the fund’s potential exposure. Therefore, we have made no changes in response to this comment

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:      Ann Flood

5